SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                MEDICAL INCOME PROPERTIES 2B LIMITED PARTNERSHIP
                            (Name of Subject Company)

                            JDF AND ASSOCIATES, LLC
               PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.;
                           SPECIFIED INCOME FUND, L.P.
                     MACKENZIE PATTERSON SPECIAL FUND, L.P.
              MACKENZIE FUND VI, A CALIFORNIA LIMITED PARTNERSHIP;
                       STEVEN GOLD; MORAGA GOLD, LLC; AND
                                  CAL KAN, INC.

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                             Copy to:
C.E. Patterson                               Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
1640 School Street, Suite 100                455 Market Street, Suite 1600
Moraga, California  94556                    San Francisco, California  94105
(510) 631-9100                               (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)



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Item 11.     Material to be Filed as Exhibits.

             (a)(4)  Press Release dated August 25, 1997

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                                   SIGNATURES

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       August 25, 1997


JDF & ASSOCIATES, LLC

             By:     /s/ J. David Frantz
                     J. David Frantz, General Manager

PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.;

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaan Tacheira
                     Victoriaann Tacheira, Senior Vice President

SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

MACKENZIE FUND VI, a California Limited Partnership

By MacKenzie L.P., a California Limited Partnership, General Partner

By MacKenzie Securities Partners, Inc., General Partner

              By:    /s/Victoriaann Tacheira
                     Victoriaann Tacheira, Vice President

                                       2

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/s/ Steven Gold
STEVEN GOLD


MORAGA GOLD, LLC

By Moraga Partners, Inc., Managing Member

             By:     /s/ C. E. Patterson
                     C.E. Patterson, President




                                     3

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                                 EXHIBIT INDEX

Exhibit                  Description                        Page

(a)(4)              Press Release dated August 25, 1997

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                               Exhibit (a)(4)

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                                                       PRESS RELEASE
                                                       FOR IMMEDIATE RELEASE



MacKenzie Patterson, Inc.
1640 School Street, Suite 100
Moraga, California  94556
Telephone:  510-631-9100

August 25, 1997

Offer for Units of Limited Partnership Interest of Medical Income Properties 2B Limited Partnership Extended through September 30, 1997.

     JDF and Associates, LLC, Previously Owned Partnerships Income Fund II, L.P., Specified Income Fund, L.P., MacKenzie Patterson Special Fund, L.P., MacKenzie Fund VI, a California Limited Partnership, Steven Gold, Moraga Gold, LLC and Cal Kan, Inc. (the "Bidders") have extended the expiration date of their tender offer for depositary Units of limited partnership interest of Medical Income Properties 2B Limited Partnership. The offer was originally set to expire on September 1, 1997, and has been extended through September 30, 1997. The bidders have offered to purchase up to 10,907 of the Units.

     As of August 22, 1997, approximately 282 Units had been tendered to the bidders by security holders and not withdrawn.

     For further information, contact Christine Simpson at the above telephone number.